UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 11)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer))

CYTODYN INC.

(Name of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Phone: (360) 980-8524

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Phone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,143,167	$3,753.00

*	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 51,090,113 shares of common stock (the “Offer to Amend and Exercise”). The transaction value is calculated pursuant to Rule 0-11 using $0.59 per share of common stock, which represents the average of the high and low sales price of common stock on November 16, 2017.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,753.00	Filing Party: CytoDyn Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule TO originally filed by CytoDyn Inc. on November 24, 2017, as amended on November 27, 2017, December 6, 2017, December 7, 2017, December 15, 2017, December 21, 2017, December 29, 2017, January 8, 2018, January 10, 2018, January 23, 2018 and January 25, 2018 in order to incorporate by reference CytoDyn Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018	CytoDyn Inc.

	By:	/s/ Michael D. Mulholland
	Name:	Michael D. Mulholland
	Title:	Chief Financial Officer

[Signature Page to Schedule TO/A]